Exhibit 1

ELBIT VISION SYSTEMS LTD.

ELBIT VISION SYSTEMS ANNOUNCES
CONTROLLING SHAREHOLDER TO INVEST $1.2M

Qadima, Israel, November 27, 2009 – Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that following intensive negotiations with M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”), the Company’s controlling shareholder, Mivtach is to complete a $1.2M investment in EVS. The Company also reached agreement with its banks which agreed to maintain the Company’s current credit and financing facilities and, subject to the terms and conditions of the agreements, the banks will delay repayment of the principal on outstanding loans to a four year period commencing on January 1, 2012.

Following its investment and the conversion of outstanding loans plus interest, in the amount of approximately $627,000, Mivtach will hold 47.41% of the Company’s shares on a fully-diluted basis.

Ran Eisenberg, the Company’s chief executive officer commented, “After extensive efforts we have succeeded in stabilizing the Company’s financial situation. The fact that our banks and controlling shareholder agreed to support us, is evidence of their belief that our core business is strong and our prospects good.. I firmly believe that the Company is now well placed, together with its partners, to implement its strategy for current consolidation and future growth.”

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS’ systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.